SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No.             )*

PLURALSIGHT, INC.
(Name of Issuer)
CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
72941B106
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941B106		13G	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,778,306
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,778,306
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,778,306
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%(1)(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

(2)	See Item 4.

CUSIP No. 72941B106		13G	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,261,465
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,261,465
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,465
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%(1)(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

(2)	See Item 4.

CUSIP No. 72941B106		13G	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,039,771
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,039,771
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,039,771
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%(1)(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

(2)	See Item 4.

CUSIP No. 72941B106		13G	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates VII, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,039,771
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,039,771
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,039,771
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%(1)(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

(2)	See Item 4.

CUSIP No. 72941B106		13G	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS IVP CIF II (AIP B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,678,788
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,678,788
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,678,788
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%(1)(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

(2)	See Item 4.

CUSIP No. 72941B106		13G	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS IVP CIF II (PS Splitter), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,927,903(1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,927,903(1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,927,903(1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.9%(2)(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)	Includes 31,927,903 shares of Class A Common Stock issuable upon the conversion of 31,927,903 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis.
(2)	See Item 4.
(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

CUSIP No. 72941B106		13G	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners Coinvestment Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 34,606,691(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 34,606,691(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,606,691(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.7%(2)(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)	Includes 31,927,903 shares of Class A Common Stock issuable upon the conversion of 31,927,903 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis.
(2)	See Item 4.
(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

CUSIP No. 72941B106		13G	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 44,646,462(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 44,646,462(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,646,462(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.4%(2)(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Includes 31,927,903 shares of Class A Common Stock issuable upon the conversion of 31,927,903 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis.
(2)	See Item 4.
(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. As of October 19, 2018, the Issuer had 62,310,270 shares of Class A Common Stock outstanding as set forth in the Form 10-Q filed with the U.S. Securities and Exchange Commission on October 24, 2018.

Item 1(a).	Name of Issuer:
Pluralsight, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
182 North Union Avenue, Farmington, Utah 84025
Item 2(a).	Name of Person Filing:
This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Insight Venture Partners (Cayman) VII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman VII”), (ii) Insight Venture Partners (Delaware) VII, L.P., a Delaware limited partnership (“IVP Delaware VII” and, together with IVP Cayman VII, the “IVP VII Funds”), (iii) Insight Venture Associates VII, L.P., a Delaware limited partnership (“IVA VII”), (iv) Insight Venture Associates VII, Ltd., a Cayman Islands exempted limited company (“IVA VII Ltd”), (v) IVP CIF II (AIP B), L.P., a Delaware limited partnership (“IVP AIP B”), (vi) IVP CIF II (PS Splitter), L.P., a Delaware limited partnership (“IVP PS Splitter”, together with IVP AIP B, the “IVP CIF Funds”), (vii) Insight Venture Associates Coinvestment II, L.P., a Delaware limited partnership (“IVA Coinvestment II”), and (viii) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).
The general partner of each of the IVP VII Funds is IVA VII, whose general partner is IVA VII Ltd. The general partner of each of the IVP CIF Funds is IVA Coinvestment II, whose sole shareholder is Holdings.  The sole shareholder of IVA VII Ltd is Holdings.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Item 2(c).	Citizenship:
See Item 2(a)
Item 2(d).	Title of Class of Securities:
Class A common stock, $0.0001 par value per share (“Class A Common Stock”).
Item 2(e).	CUSIP Number:
72941B106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐	Investment company registered under Section 8 of the Investment Company Act.
(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
The shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”) (i) confer no incidents of economic ownership on the holders thereof and (ii) only confer one-to-one voting rights on the holders thereof. Each share of Class B Common Stock and corresponding limited liability company unit of Pluralsight Holdings, LLC is exchangeable for one share of Class A Common Stock at the option of the holder (for which the Issuer may substitute cash) and has no expiration date.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As the general partner of the IVP VII Funds, IVA VII may be deemed to beneficially own all 10,039,771 shares of Class A Common Stock held directly by the IVP VII Funds. As the general partner of IVA VII, IVA VII Ltd may be deemed to beneficially own all 10,039,771 shares of Class A Common Stock held directly by the IVP VII Funds.  As the general partner of the IVP CIF Funds, IVA Coinvestment II may be deemed to beneficially own all 2,678,788 shares of Class A Common Stock held directly by IVP AIP B and all 31,927,903 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by IVP PS Splitter. As the sole shareholder of IVA VII Ltd and IVA Coinvestment II, Holdings may be deemed to beneficially own all 10,039,771 shares of Class A Common Stock held directly by the IVP VII Funds, all 2,678,788 shares of Class A Common Stock held directly by IVP AIP B and all 31,927,903 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by IVP PS Splitter.
The foregoing is not an admission by IVA VII, IVA VII Ltd, IVA Coinvestment II or Holdings that it is the beneficial owner of the shares held of record by the IVP VII Funds, the IVP CIF Funds or IVA Coinvestment II, nor is it an admission by any of the IVP VII Funds, the IVP CIF Funds or IVA Coinvestment II that it is the beneficial owner of any shares held by the other of the IVP VII Funds, the IVP CIF Funds or IVA Coinvestment II.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INSIGHT HOLDINGS GROUP, LLC
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Attorney-in-Fact
INSIGHT VENTURE PARTNERS (CAYMAN) VII, L.P.
By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Vice President
INSIGHT VENTURE PARTNERS (DELAWARE) VII, L.P.
By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Vice President
INSIGHT VENTURE ASSOCIATES VII, L.P.
By:	Insight Venture Associates VII, Ltd., its general partner
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Vice President
INSIGHT VENTURE ASSOCIATES VII, LTD.
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Vice President

IVP CIF II (AIP B), L.P.
By:	Insight Venture Associates Coinvestment II, L.P., its general partner
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Vice President
IVP CIF II (PS SPLITTER), L.P.
By:	Insight Venture Associates Coinvestment II, L.P., its general partner
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Vice President
INSIGHT VENTURE ASSOCIATES COINVESTMENT II, L.P.
By:	/s/ Blair Flicker
Name:	Blair Flicker
Title:	Authorized Officer

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended